EXHIBIT A

SCHEDULE OF TRANSACTIONS

Reporting Person	Date of Transaction	Number of Shares Acquired	Price Per Share	Low Price	High Price
Juniper Targeted Opportunity Fund, L.P.	October 22, 2020*	1,386	$4.34	$4.30	$4.35
Juniper Targeted Opportunity Fund, L.P.	October 28, 2020*	8,064	$4.09	$4.03	$4.10
Juniper Targeted Opportunity Fund, L.P.	November 3, 2020	249,695	$4.40	$4.40	$4.40

* The Price Per Share reported above is a weighted average price. The Shares were acquired in multiple transactions at a range of prices as reflected in the table above. Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the Shares purchased at each separate price within the ranges set forth above.